KPMG LLP	Telephone (416) 777-8500
Chartered Accountants	Fax (416) 777-8818
Suite 3300 Commerce Court West	Internet www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

AUDITORS’ CONSENT

The Board of Directors
CryptoLogic Inc.

We consent to the use of our report dated February 16, 2005, with respect to the consolidated balance sheets of CryptoLogic Inc. as of December 31, 2004 and 2003, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2004, included in this annual report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
February 16, 2005